Exhibit 18.1

PREFERABILITY LETTER FROM INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 3, 2009

Board of Directors
Wayne Savings Bancshares, Inc.

As stated in the notes to the consolidated financial statements of Wayne Savings Bancshares, Inc. (the "Company") for the fiscal year ended March 31, 2009, the Company changed the date of its annual goodwill impairment test from the last day of its fiscal third quarter to the last day of its fiscal year.  Management believes that the accounting change is preferable in the circumstances because it incorporates the most current market and other information to produce a goodwill impairment analysis that will provide timely and accurate information to the shareholders and other users of the Company’s financial statements.  At your request, we have reviewed and discussed with management the circumstances, business judgment, and planning that formed the basis for making this change in accounting principle.

It should be recognized that professional standards have not been established for selecting among alternative principles that exist in this area or for evaluating the preferability of alternative accounting principles.  Accordingly, we are furnishing this letter solely for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, and it should not be used or relied on for any other purpose.

Based on our review and discussion, we concur with management's judgment that the newly adopted accounting principle is preferable in the circumstances.  In formulating this position, we are relying on management's business planning and judgment, which we do not find unreasonable.

Very truly yours,

/s/ BKD, LLP